Exhibit 99.11

Uruguay - Total awarded an exploration license for block 14

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, May 3 2012 - Total announces that it has been awarded an exploration license for Uruguay’s offshore Block 14, following the second bidding round held by the national company, ANCAP. This license remains subject to further approval by Uruguayan authorities.

Block 14 has a surface area of 6,690 km² and is located in the Pelotas Basin 250 km offshore. Water depths in this highly-promising and under-explored area range from 2,000 to 3,500 meters.

“Our successful bid on Block 14 is consistent with Total’s bold exploration strategy focused on exploring new, high-potential plays. The bidding process for this particular block was very competitive in terms of the proposed work program and financial commitment, and we are delighted with our success,” said Marc Blaizot, Total’s Senior Vice President, Exploration. “Together with our recently-acquired licenses in Ivory Coast, Kenya, Mauritania and Angola, this award in Uruguay further increases our potential for frontier exploration.”

Total has additional Exploration and Production assets in the Southern Cone, notably interests in Argentina, Brazil and Bolivia.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com